FIRST FOUNDATION INC.

200 Crescent Court, Suite 1400
Dallas, Texas 75201

August 3, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549
Attention: Julia Griffith

Re:	First Foundation Inc.
Registration Statement on Form S-4
File No. 333-258069

To Whom It May Concern:

First Foundation Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m., Eastern time, on Thursday, August 5, 2021, or as soon thereafter as practicable.

Please contact Joshua A. Dean of Sheppard, Mullin, Richter & Hampton LLP at (714) 424-8292 with any questions you may have concerning this request. In addition, please notify Mr. Dean when this request for acceleration has been granted.

Very truly yours,

FIRST FOUNDATION INC.

By:	/s/ Kevin L. Thompson
Name:	Kevin L. Thompson
Title:	Executive Vice President and Chief Financial Officer

Cc: Joshua A. Dean, Sheppard, Mullin, Richter & Hampton LLP